Pinafore Holdings B.V.

Fred. Roeskestraat 123

1076 EE

Amsterdam

The Netherlands

October 19, 2011

VIA EDGAR CORRESPONDENCE

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Stickel

Re:	Pinafore Holdings B.V. Registration Statement on Form F-4 File No. 333-175137

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Pinafore Holdings B.V. (the “Company”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 12:00 PM, Eastern time, on Friday, October 21, 2011 or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Securities and Exchange Commission

Very truly yours,

Pinafore Holdings B.V.

By:	/s/ Roel Langelaar
Name:	Roel Langelaar
Title:	Managing Director

cc:	Rachel W. Sheridan of Latham & Watkins, LLP

Patrick H. Shannon of Latham & Watkins, LLP

Lyn Shenk, Securities and Exchange Commission